SCMP GROUP

082-03327

Direct Line   Direct Fax

<u>BY REGISTERED POST</u>

09046872

Date: 19 August 2009

RECEIVED
2009 SEP -2 P 1:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

<u>Attention: Ms Sandra Folsom</u>

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption ~~No. 33-51010~~)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Profit Warning

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

9/3

CoSec\Correspondence\announcement distribution – profit warning 2009

SCMP Group Limited
SCMP集團有限公司 *
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09(1) of the Listing Rules.

The Board wishes to inform the Shareholders and potential investors that the Group is expected to record a loss for the six months ended 30 June 2009 as compared to a profit for the same period in 2008.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by SCMP Group Limited (the "Company") pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of the Company wishes to inform the shareholders of the Company (the "Shareholders") and potential investors that the Company and its subsidiaries (collectively, the "Group") is expected to record a loss for the six months ended 30 June 2009 as compared to a profit for the same period in 2008. Such decline was mainly due to the severe impact of the global financial crisis on our business operations resulting in a significant drop in the Group's revenues.

This profit warning announcement is only based on the preliminary consolidated management accounts of the Group for the six months ended 30 June 2009. The interim results of the Group for the six months ended 30 June 2009 is expected to be announced in September 2009.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

On behalf of the Board
SCMP Group Limited
David J. PANG
Chairman

Hong Kong, 18 August 2009

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*